UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, October 2025

Commission File Number 001-42606

CONCORDE INTERNATIONAL GROUP LTD

(Translation of registrant’s name into English)

3 Ang Mo Kio Street 62, #01-49 LINK@AMK

Singapore 569139

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

2025 Equity Incentive Plan

On October 1, 2025, the Compensation Committee and Board of Directors (the “Board”) of Concorde International Group Ltd. (the “Company”) approved the Concorde International Group Ltd. 2025 Equity Incentive Plan (the “Plan”). The adoption of the Plan does not require shareholder approval as the Company is relying on the home country practice in lieu of the shareholder approval requirement under the Nasdaq Listing Rule 5635(c). The following is a summarized description of the Plan. Capitalized terms not defined herein shall have the meaning given to them in the Plan.

The Plan provides for an aggregate number of Class A Ordinary Shares that may be reserved for the grant of Awards under the Plan as may be determined, in its sole and absolute discretion, by the Committee or the board of directors of the Company, shall not exceed 20% of the aggregate issued and outstanding Class A Ordinary Shares and Class B ordinary Shares at the time of the granting of awards, less the aggregate number of Class A Ordinary Shares or Class B Ordinary Shares then reserved for issuance pursuant to any other share compensation arrangement, in the form of incentive share options, non-qualified share options, restricted shares, restricted share units, share appreciation rights, performance share awards and performance compensation awards to employees, directors, and consultants of the Company or any affiliates of the Company. Class A Ordinary Shares granted in connection with all Awards under the Plan shall be counted against this limit as one (1) Class A Ordinary Share for every one (1) Class A Ordinary Share granted in connection with such Award. During the terms of the Awards, the Company shall keep available at all times the number of Class A Ordinary Shares required to satisfy such Awards

The purposes of the Plan are to (a) promote the long-term growth and profitability of the Company, and any affiliate to attract and retain the types of employees, consultants and directors who will contribute to the Company’s long-term success; (b) provide incentives that align the interests of employees, consultants and directors with those of the shareholders of the Company; and (c) promote the success of the Company’s business.

Administration of the Plan: The Plan is currently administered by the compensation committee of the Board, or the Committee. Among other things, the Committee has the authority to construe and interpret the Plan, to select persons who will receive awards, to determine the types of awards and the number of shares to be covered by awards, and to establish the terms, conditions, performance criteria, restrictions and other provisions of awards.

Participant: Persons eligible to receive awards under the Plan will be those employees, consultants, and directors of the Company and its affiliates who are selected by the Committee.

Share Options:

General. Subject to the provisions of the Plan, the Committee has the authority to determine all grants of share options. That determination will include: (i) the number of shares subject to any option; (ii) the exercise price per share; (iii) the expiration date of the option; (iv) the manner, time and date of permitted exercise; (v) other restrictions, if any, on the option or the shares underlying the option; and (vi) any other terms and conditions as the Committee may determine. No fractional Class A Ordinary Shares shall be issued or delivered pursuant to the Plan.

Option Price. The exercise price for share options will be determined at the time of grant. The exercise price will not be less than the fair market value on the date of grant. The exercise price for any incentive share option award may not be less than the fair market value of the shares on the date of grant. A ten percent shareholder shall not be granted an incentive share option unless the option exercise price is at least 110% of the fair market value of the Class A Ordinary Share at the grant date and the option is not exercisable after the expiration of five years from the grant date.

Exercise of Options. An option may be exercised only in accordance with the terms and conditions for the option agreement as established by the Committee at the time of the grant. The option must be exercised by a notice to the Company, accompanied by payment of the exercise price. Payments may be made in cash or, at the option of the Committee, by actual or constructive delivery of Class A Ordinary Shares to the holder of the option based upon the fair market value of the shares on the date of exercise.

Expiration of Options. If not previously exercised, an option will expire on the expiration date established by the Committee at the time of grant. The term of a non-qualified share option granted under the Plan shall be determined by the Committee; provided, however, no non-qualified share option shall be exercisable after the expiration of 10 years from the grant date.

Vesting Schedule. Awards shall vest as determined by the Committee.

Incentive and Non-Qualified Options. As described elsewhere in this summary, an incentive share option is an option that is intended to qualify under certain provisions of the Internal Revenue Code of 1986, or the Code, for more favorable tax treatment than applies to non-qualified share options. Any option that does not qualify as an incentive share option will be a non-qualified share option. Under the Code, certain restrictions apply to incentive share options. For example, the exercise price for incentive share options may not be less than the fair market value of the shares on the grant date and the term of the option may not exceed ten years. In addition, an incentive share option may not be transferred, other than by will or the laws of descent and distribution and is exercisable during the holder’s lifetime only by the holder. In addition, no incentive share options may be granted to a holder that is first exercisable in a single year if that option, together with all incentive share options previously granted to the holder that also first become exercisable in that year, relate to shares having an aggregate fair market value in excess of $100,000, measured at the grant date.

Share Appreciation Rights: Share appreciation rights, or SARs, may be granted alone or in tandem with share options. A SAR is a right to receive a payment in Class A Ordinary Shares or cash (as determined by the Committee) equal in value to the excess of the fair market value of one share of Class A Ordinary Share on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The exercise price per share of Class A Ordinary Share subject to a SAR may not be less than fair market value at the time of grant.

Restricted Awards: Restricted awards are awards of Class A Ordinary Shares or hypothetical Class A Ordinary Shares units having a value equal to the fair market value of an identical number of Class A Ordinary Shares. Restricted awards are forfeitable and non-transferable until the awards are vested. The vesting date or dates and other conditions for vesting are established when the shares are awarded. Restricted shareholders generally have the rights of a shareholder with respect to the shares, including the right to receive dividends, the right to vote the restricted share and, conditioned upon full vesting of shares of restricted share, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted share or specifically set forth in the recipient’s restricted share agreement. The Committee may determine at the time of award that the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period. Restricted share unit holders will have no voting rights with respect to any restricted share units. Restricted share units may also be granted with a deferral feature, whereby settlement is deferred beyond the vesting date until the occurrence of a future payment date or event set forth in the award agreement. The Committee may provide that the restricted share units will be credited with cash and share dividends paid by the Company in respect of one share of Class A Ordinary Shares, or Dividend Equivalents. Dividend Equivalents will be deferred until the expiration of the applicable restriction period.

Performance Compensation Awards: The Plan also provides for performance compensation awards, representing the right to receive a payment, which may be in the form of cash, Class A Ordinary Shares, or a combination, based on the attainment of pre-established goals set forth in the applicable award agreement. Performance compensation awards that become vested following the achievement of the performance goals will be paid to participants as soon as administratively practicable following completion of the certification of the achievement of the performance goals by the Committee but in no event later than 21/2 months following the end of the fiscal year ended during which the performance period is completed.

Performance Criteria. Under the Plan, one or more performance criteria will be used by the Committee in establishing performance goals. Any one or more of the performance criteria may be used on an absolute or relative basis to measure the performance, as the Administrator may deem appropriate, or as compared to the performance of a group of comparable companies or published or special index that the Committee deems appropriate. In determining the actual size of an individual performance compensation award, the Committee may reduce or eliminate the amount of the award through the use of negative discretion if, in its sole judgment, such a reduction or elimination is appropriate. The Committee will not have the discretion to grant or provide payment in respect of performance compensation awards if the performance goals have not been attained.

Governing Law. The Plan, all award agreements, the grant and exercise of awards thereunder, and the sale, issuance and delivery of Class A Ordinary Shares thereunder upon exercise of awards are governed by the laws of British Virgin Islands.

Other Material Provisions. Awards will be evidenced by a written agreement, in such form as may be approved by the Committee. In the event of various changes to Company capitalization, such as stock splits, stock dividends and similar re-capitalizations, an appropriate adjustment will be made by the Committee to the number of shares covered by outstanding awards or to the exercise price of such awards. The Committee is also permitted to include in the written agreement provisions that provide for certain changes in the award in the event of a change of control of the Company, including acceleration of vesting. Except as otherwise determined by the Committee at the date of grant, awards will not be transferable, other than by will or the laws of descent and distribution. The Committee also has the authority to alter or amend the Plan or any outstanding award or may terminate the Plan as to further grants, provided that no amendment will, to the extent that such approval is required by law or the rules of an applicable exchange, increase the number of shares available under the Plan, change the persons eligible for awards under the Plan, extend the time within which awards may be made, or amend the provisions of the Plan related to amendments. The plan will automatically terminate on the ten-year anniversary of the date when the company adopts the Plan. No amendment that would adversely affect any outstanding award made under the Plan can be made without the consent of the holder of such award.

The foregoing description of the Plan is qualified in its entirety by reference to the text of the Plan, a copy of which is incorporated by reference as Exhibit 4.1 hereto. The form of share option agreement, the form of restricted share award agreement and the form of restricted share units award agreement approved by the Board are also attached as Exhibits 10.1, 10.2 and 10.3 hereto, respectively.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Concorde International Group Ltd. 2025 Equity Incentive Plan
10.1	Form of Share Option Agreement
10.2	Form of Restricted Share Award Agreement
10.3	Form of Restricted Share Units Award Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2025	CONCORDE INTERNATIONAL GROUP LTD.

	By:	/s/ Swee Kheng Chua
Swee Kheng Chua
Chief Executive Officer and Chairman

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